Alliant Equity Investments, LLC

Statement of Financial Condition
December 31, 2015

Assets	
Cash	$ 1,737,457
Money market mutual fund	948,115
Total assets	$ 2,685,572
Liabilities and Member's Equity	
Liabilities	
Broker fees payable	$ 1,667,805
Due to Member	478,803
Accounts payable and accrued expenses	84,326
	2,230,934
Member's equity	454,638
Total liabilities and member's equity	$ 2,685,572

See Notes to Financial Statements.